EXHIBIT 99.1
2005.10.18
SK TELECOM CO., LTD. TO PROVIDE
CALLER ID SERVICE FREE OF CHARGE
SK Telecom Co. Ltd.’s decision to provide Caller ID service free of charge will be implemented on January 1, 2006
SK Telecom Co. Ltd. expects the consumer spending on telecommunications to decrease by 200 billion Won per year
     On October 18, 2005, SK Telecom. Co. Ltd. (“SK Telecom”) announced its decision to provide Caller ID service to its customers free of charge starting January 1, 2006.
     SK Telecom stated that by providing Caller ID service free of charge, it will be able to lower the financial burden on its customers. The Company also stated that this will result in increased usage of Caller ID service among its customers, increase its competitiveness for telecommunication fees, and accommodate its customers’ convenience in general.
     Caller ID service was first provided in May, 2001, for 2,000 Won per month, and the service fee was reduced to 1,000 Won per month in October, 2003. The number of Caller ID subscribers reached 18 million, 94% of all of SK Telecom’s customers, by the end of September 2005. This shows that Caller ID service is one of the most commonly used supplementary services.
     SK Telecom will reformat its computerized billing system by December 2005 to ensure that Caller ID service can be provided free of charge starting early next year.
     A representative in SK Telecom’s strategic planning department noted that “by providing Caller ID service free of charge, we expect the consumer spending on telecommunication to decrease by 200 billion Won per year, and to significantly accommodate customers’ convenience.”

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